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                                                                    EXHIBIT 12.1
                         True North Communications Inc.

                       Ratio of Earnings to Fixed Charges
                                   1994-1998
                                     ($000)

                                       12/31/94 12/31/95 12/31/96 12/31/97    12/31/98  3/31/98  3/31/99
                                       -------- -------- -------- --------    --------- -------- --------
Income (loss) before income taxes and
 extraordinary charges...............  $ 56,234 $ 44,086 $ 46,270 $(43,128)   $  81,263 $  8,218 $ 12,363
Fixed charges:
  Interest expense and amortization
   of debt discount and premium......  $ 15,674 $ 16,734 $ 16,006 $ 20,178    $  22,242 $  4,631 $  4,388
  Interest factor on rentals (33 %)..  $ 21,337 $ 22,249 $ 24,927 $ 26,749    $  26,664 $  6,707 $  6,247
   Total fixed charges...............  $ 37,011 $ 38,983 $ 40,933 $ 46,927    $  48,906 $ 11,338 $ 10,635
Income (loss) before income taxes,
 extraordinary charges
 and fixed charges...................  $ 93,245 $ 83,069 $ 87,203 $  3,799    $ 130,169 $ 19,556 $ 22,998
Ratio of earnings to fixed charges...      2.52     2.13     2.13     0.08(1)      2.66     1.72     2.16
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Note: On December 30, 1997, True North Communications Inc. ("True North")
      acquired Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("BJK&E") through a merger which resulted in BJK&E becoming a wholly-owned subsidiary of True
      North. The merger was accounted for as a "pooling of interests." As a result, True North's financial statements for each of its fiscal years ended December 31, 1994 through December 31, 1997 were restated. True
      North's fiscal year ends on December 31; BJK&E's fiscal year ended on
      March 31. True North's financial reporting period ending December 31 was adopted by the combined entity. For purposes of calculating the ratio of earnings to fixed charges, the year-ends of the two companies were conformed only for fiscal years ended December 31, 1995 and thereafter as permitted under Regulation S-X.

    In February 1999, True North issued 1,201,000 shares of its common stock for all of the outstanding capital stock of The Financial Relations
    Board, Inc., a Chicago-based investor relations firm. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated for all periods prior to the acquisition.

(1) The ratio of earnings to fixed charges for the year ended December 31, 1997 before restructuring charges of $80,946 and other unusual or one-time write-offs of $56,852 was 3.02x. The restructuring charges related primarily to costs incurred resulting from the acquisition of BJK&E and other one-time write-offs occurring during the year or at the time of the acquisition.